FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 30, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

INTERIM FINANCIAL STATEMENTS

March 31, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Balance Sheet

Exhibit   "A"

Statement of Loss and Deficit

Exhibit   "B"

Statement of Cash Flows

Exhibit   "C"

Notes to Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Balance Sheet

As at March 31, 2005 and December 31, 2004

(Canadian Dollars)

(unaudited – prepared by management)

Assets

2005

   2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Cash

$     58,720

$       205,530

Accounts receivable

58,208

113,175

Inventory

65,316

64,321

Prepaid expenses

170,761

183,754

Subscription receivable

60,480

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

413,485

566,780

Equipment and website development (Note 3)

41,727

35,788

Patents, license and rights (Note 4)

85,000

90,000

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     540,212

$     692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Liabilities

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Accounts payable

$     363,669

$     315,899

Convertible promissory note (Note 5)

-

347,028

Promissory note (Note 5)

-

881,632

Unearned revenue

244,541

309,244

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

608,210

1,853,803

Convertible promissory note (Note 6)

767,889

-

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

1,376,099

1,853,803

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Shareholders' Deficiency

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Equity component of convertible promissory notes (Notes 5 and 6)

234,110

135,445

Share capital (Note 7)

32,875,359

32,455,141

Contributed surplus (Note 8)

545,112

545,112

Subscription Liability

108,864

-

Deficit, per Exhibit "B"

(34,599,332)

(34,296,933)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

(835,887)

(1,161,235)

Future Operations (Note 1)

Commitments (Note 15)

Subsequent Event (Note 16)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     540,212

$     692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Three Months Ended March 31, 2005 and 2004

(Canadian Dollars)

(unaudited – prepared by management)

	2005	2004
Revenue	$150,745	$94,933

Expenses:
Amortization	9,287	8,612
Bank charges and interest	8,915	1,087
Consulting	2,100	-
Foreign exchange (recovery)	(74,107)	13,541
Interest on convertible promissory note	14,847	5,028
Interest on long-term debt	19,842	19,497
Investor relations	19,846	16,072
Legal, auditing and filing fees	111,839	40,026
Manufacturing	117,365	29,241
Marketing	22,779	-
Office and other	10,729	9,213
Public relations	18,268	23,912
Regulatory	23,113	25,314
Rent	12,762	12,826
Salaries and benefits	96,401	92,737
Telephone	6,471	5,738
Tests and studies	22,037	28,610
Travel	10,650	13,197

	453,144	344,651

Net Loss	302,399	249,718
Deficit, beginning	34,296,933	32,537,845

Deficit, ending, to Exhibit "A"	$34,599,332	$32,787,563

Basic and fully diluted net loss per share	$(0.01)	$(0.01)

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the Three Months Ended March 31, 2005 and 2004

(Canadian Dollars)

(unaudited – prepared by management)

	2005	2004

Operating Activities:
Net Loss, per Exhibit "B"	$(302,399)	$(249,718)
Adjustments for -
Amortization	9,287	8,612

	(293,112)	(241,106)
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	54,968	(27,959)
(Increase) Decrease in subscription receivable	(60,480)	-
(Increase) Decrease in inventory	(995)	22,453
(Increase) Decrease in prepaid expenses	12,993	(147,802)
Increase (Decrease) in demand promissory note	(881,632)	863,974
Increase (Decrease) in promisssory note	-	(834,946)
Increase (Decrease) in convertible promisssory note	(347,028)	-
Increase (Decrease) in accounts payable	47,770	(16,092)
Increase (Decrease) in unearned revenue	(64,703)	-

Cash flows (used in) operating activities	(1,532,219)	(381,478)

Investing Activity:
Purchase of equipment and website development	(10,227)	-

Financing Activities:
Convertible promissory note	767,889	9,162
Equity component Convertible Promissory note	98,665	-
Issuance of new shares	420,218	142,726
Subscription liabilities	108,864	230,800

Cash flows from financing activities	1,395,636	382,688

Net Increase (Decrease) in Cash	(146,810)	1,210
Cash, beginning	205,530	27,288

Cash, ending	$58,720	$28,498

Supplemental Disclosure of Cash Flow Information:
Additional Information -
Interest	$8,915	$1,087

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $302,399 during the three months ended March 31, 2005 (2004 - $249,718).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $34,599,322 (2004 - $32,787,563).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG") and are amortized over 10 years.

f)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

. . . 3

 Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) -

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

Distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

Accumulated

2005

2004

Cost

Amortization

 Net

Net

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Computer equipment and software

$185,791

$174,991

$10,800

$  11,994

Furniture and fixtures

42,883

41,029

1,854

1,952

Office equipment

108,029

93,678

14,351

15,106

Website development

42,575

27,853

14,722

6,736

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$379,278

$337,551

$41,727

$35,788

4444444444444444444444444444444444444444444444444444444444444444444444

 . . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is $85,000 (2004 - $90,000).

5.

Convertible Promissory Note and Promissory Note – December 31, 2004 :

Subsequent to year-end, on March 22, 2005, the company restructured the convertible promissory note and promissory note pursuant to a Forbearance Agreement with a lender who owns over 22% of the company (see note 6).  The following relates to balances outstanding on December 31, 2004:  the liability portion of the convertible promissory note was $347,028 and the equity component was $135,445; the promissory note which was due January 2, 2005 was $881,632.

Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal of the convertible promissory note. As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

6.

Convertible Promissory Note -March 31, 2005:

The promissory note, as described in note 5 above, was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $767,889 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

6.

Convertible Promissory Note March 31, 2005: (Continued)

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b)

Issued and Fully Paid -

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Number

Number

Shares of

Amount

Shares of

Amount

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, beginning

60,240,257

$32,455,141

51,136,811

$30,635,410

Common Shares Issued -

-  For cash

-

-

5,637,696

919,745

-  For settlement of debt

-

-

2,465,750

703,036

-  Conversion of promissory note

6,949,766

420,218

-

-

-  Exercise of warrants

-

-

1,000,000

196,950

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, ending

67,190,023

$32,875,359

60,240,257

$32,455,141

4444444444444444444444444444444444444444444444444444444444444444444444

On August 31, 2004, 1,000,000 warrants were exercised allowing the holders of the warrants to purchase 1,000,000 shares at US$0.15 per share.  No Class "A" Preference shares have been issued.

During the period, the company received US$90,000 for the private placement of 720,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

 0%

Weighted average expiry date of options

      5 years

Risk free interest rate                                                       3.75%

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding on March 31, 2005 are as follows:

Number

      Expiry Date

of Shares

Option Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

February

  7,

2006

3,170,000

US   $0.05

December

20,

2006

200,000

US   $0.05

September

  6,

2007

275,000

US $0.125

October

10,

2007

200,000

US   $0.20

December

19,

2007

225,000

US   $0.26

April

  8,

2008

250,000

US   $0.26

July

25,

2008

100,000

US   $0.30

September

30,

2009

150,000

US   $0.30 *

October

17,

2009

850,000

US   $0.25

December

 22,

2009

175,000

US   $0.25

December

23,

2009

50,000

US   $0.25 *

May

17,

2010

175,000

US   $0.23

July

5,

2010

150,000

US   $0.26

    *

2004 Stock Option and Stock Bonus Plan.

. .. 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at March 31, 2005:

2005

2004

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

5,870,000

0.12

5,270,000

0.12

  -  Granted

100,000

0.26

-

 -

  -  Exercised

-

-

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

5,970,000

0.13

5,270,000

0.12

4444444444444444444444444444444444444444444444444444444444444444444444

Exercisable, ending

5,970,000

0.13

5,270,000

0.12

4444444444444444444444444444444444444444444444444444444444444444444444

The following table summarizes information about stock options outstanding and exercisable at

March 31, 2005:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2005

 Contractual Life

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

US $0.05

3,370,000

0.8 years

3,370,000

US $0.125

 275,000

2.4 years

275,000

US $0.20

200,000

2.5 years

200,000

US $0.26

625,000

3.3 years

475,000

US $0.30

250,000

3.9 years

100,000

US $0.25

1,075,000

4.5 years

850,000

US $0.23

175,000

5.1 years

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

5,970,000

5,270,000

4444444444444444444444444444444444444444444444444444444444444444444444

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

10.

Warrants:

Number

Exercise

      Expiry Date

of Shares

Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January

31,

2006

564,600

US

$0.05

April

30,

2006

200,000

US

$0.30

June

26,

2006

450,000

US

$0.20

 3

June

30,

2006

400,000

US

$0.075

June

30,

2006

2,500,000

US

$0.05

 3

October

11,

2006

80,000

US

$0.50

January

  9,

2007

2,000,000

US

$0.25

  1,3

January

  9,

2007

2,980,000

US

$0.10

   1,2,3

January

  9,

2007

6,949,766

US

$0.05

  1,3

January

  9,

2007

179,167

US

$0.15

  1,3

January

  9,

2007

1,600,000

US

$0.50

  1,3

May

15,

2007

1,227,129

US

$0.55

June

15,

2009

1,000,000

US

$0.15

 3

June

15,

2009

1,437,696

US

$0.20

July

15,

2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January

  2,

2010

3,200,000

US

$0.25

 3,4

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

2

US$0.05 up to and including February 7, 2006

3

These warrants have a cashless exercise provision

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31,2005:

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

10.

Warrants: (Continued)

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

16,818,592

0.21

12,814,229

0.21

  -  Issued

10,149,766

0.11

-

-

  -  Exercised

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

26,968,358

0.17

12,814,229

0.21

4444444444444444444444444444444444444444444444444444444444444444444444

11.

Related Party Transactions:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Transactions During the Year -

Salaries and consulting fees accrued or paid

$76,592

$76,622

Interest paid to director for overdue salary payable

8,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

34,038

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

. . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Asia Pacific

$  134,233

$             -

Europe

1,234

2,636

The Americas

15,278

92,297

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$150,745

$94,933

4444444444444444444444444444444444444444444444444444444444444444444444

14.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$      58,257

$      58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$           -

$            -

$         -

4444444444444444444444444444444444444444444444444444444444444444444444

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$   483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

. . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

15.

Commitments:

The company has entered into an agreement to lease premises from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$23,165

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

          2011

36,800

16.

Subsequent Event:

Subsequent to March 31, 2005 the company received US$50,000 for the private placement of 400,000 units.  Each unit consists of one share and one five year share purchase warrrant with an exercise price of US$0.25.  The units have not been issued.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - Canadian GAAP

$(302,399)

$(249,718)

Adjustments in Respect of:

 Stock- based compensation expense -

employees

-

-

                 non-employees

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - U.S GAAP

$(302,399)

$(249,718)

4444444444444444444444444444444444444444444444444444444444444444444444

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

…12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

0%

Weighted average expiry date of options

5 years

Risk-free interest rate

3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted Average Number of Shares Outstanding:

Canadian GAAP

60,935,233

51,168,350

Less:  Escrow shares

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

U.S. GAAP

60,935,233

51,168,350

4444444444444444444444444444444444444444444444444444444444444444444444

Basic loss per share under U.S. GAAP

$(0.01)

$(0.01)

4444444444444444444444444444444444444444444444444444444444444444444444

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2005

2004

Liabilities - Canadian GAAP

$1,376,099

$1,853,803

Effect of equity portion of

convertible promissory note

234,110

135,445

Liabilities - U.S. GAAP

$1,610,209

$1,989,248

…13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

2005

2004

Deficit - Canadian GAAP

$(835,887)

$(1,161,235)

Effect of equity portion of

convertible promissory note

(234,110)

(135,445)

Current year adjustment to net income

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

Deficit - U.S. GAAP

$(1,349,812)

$(1,576,495)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2004 Year End Report and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation's website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first quarter of 2005 increased $55,812 (58%) from $94,933 in 2004 to $150,745 in 2005.  Total expenses increased $108,493 (31%) from $344,651 in  2004 to $453,144 in 2005.  As a result of the $55,812 increase in revenue and $108,493 increase in expenses, the net loss increased $52,681 from $249,718 in 2004 to $302,399 in  2005.

The increase in net loss of $52,681 was primarily a result of the following factors: a foreign exchange recovery of $74,107 versus an expense of $13,541 in  2004; an increase in interest expense of $17,992; an increase of $71,813 in legal expenses resulting from the debt restructuring; an increase of $88,124 in manufacturing reflecting an increased level of business activity and the sale of new rather than reconditioned units; an increase in marketing of $22,779; and the increase in revenue of $55,812.

Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $194,725 at March 31, 2005, for a total decrease of $1,092,298. This decrease in working capital deficiency was a result of three factors: the conversion of a $347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January , 2007; and a decrease in current assets of $153,295.

The aforementioned decrease in current assets of $153,295 was a result of a decrease in cash of $146,810; a decrease in accounts receivable of $54,967; and the addition of a subscription receivable of $60,480 in 2005.

With respect to the capital section of the balance sheet, $420,218 of shares were issued on conversion of the convertible promissory note; the equity component of the convertible promissory note increased by $98,665 after debt restructuring; and the subscription liability increased by $108,864.  The net effect of these changes was a decrease in the capital deficiency of $325,348 from $1,161,235 on December 31, 2004 to $835,887 on March 31, 2005.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $1,532,219 by net financing activities of $1,395,636  is clearly demonstrated in this statement.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

Commentary:   ETG treatment centers are operating in 11 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Singapore, Canada, Mexico, Argentina, Chile and Kuwait.  CosmeticTrichoGenesis units are operating in two countries: United States and Taiwan.

In addition to the market in the United States, the Corporation is focused on the Asia Pacific region and has  entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. ("Gromark") for the exclusive distribution of ETG in Singapore, Malaysia and Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During the third quarter of 2004, Gromark opened its first Asian ETG Treatment Centre in Camden Medical Centre, Singapore's premier medical office, wellness and preventative health facility.  A second ETG Treatment Centre is scheduled to open in Singapore this quarter. In addition, with Gromark's assistance, TrichoGenesis units were shipped to Taiwan and Japan in 2005.  Due to its economic importance, Japan is of particular importance to both Gromark and the Corporation.  Under Gromark's direction the Corporation's technology was introduced to the Japanese medical community at a medical conference last March by two eminent dermatologists.  Gromark has been negotiating with a prospective sub-distributor for Japan, but negotiations have been terminated over issues surrounding the protection of the Corporation's proprietary technology.  Gromark is confident with the ongoing support of the aforementioned dermatologists, appropriate distribution arrangements will be finalized for Japan.  In the interim, Gromark is following up the leads generated at the medical conference.  A total of four CosmeticTrichoGenesis units have been shipped to Taiwan.  Two are operational in spas located in the capitol and two are awaiting installation.

In addition to the foregoing activities in Taiwan and Japan, with Gromark's assistance regulatory approval for ETG as a medical device was obtained  in Thailand earlier this year.  Gromark anticipates completion of a distribution agreement for Thailand in the near term.  The Corporation believes a total of five units will be shipped to Hong Kong and Thailand by the end of the second quarter, thus opening additional new markets for the Corporation's products in Asia.

In addition to the foregoing activities with Gromark, the Corporation has entered into an agreement with GI Meditech Korea Inc ("Meditech") for the distribution of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

CosmeticTrichoGenesis Mark 5s in Korea.  Meditech has agreed to purchase a minimum of 68 Mark 5s over period of four years with the first shipment scheduled for June.

Based in Seoul, Meditech was founded to distribute highly sophisticated gastro-enterology photo imaging devices to the Korean medical community. Meditech recently expanded its product range to include topical dermatological products as well as specialized raw materials for the pharmaceutical and cosmetic manufacturing industries. Meditech markets its products through a group of sub-distributors appointed in each of the seven provinces of South Korea with an additional sub-distributor responsible exclusively for Seoul, the capital of South Korea.  Meditech intends to market the CosmeticTrichoGenesis Mark 5 unit to dermatologists in private practice, as well as to the medical spa industry before expanding into other appropriate sectors.

During 2004 in the United States, the Corporation has focused on a marketing strategy of appointing exclusive distributors for CosmeticTrichoGenesis in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such definitive agreements have been completed for: North Carolina, New Jersey, Metro New York City and Florida.

On September 15, 2004 the Corporation appointed Peter Laitmon as Manager US Operations.  A marketing executive with more than thirty-five years of experience, Laitmon showcases CTG at his office located at 261 Madison Avenue in New York City.  Laitmon has been operating his own consulting company for more than ten years, and most recently directed the return of the Vespa Motor Scooter to the US, setting up the initial dealer network throughout the Country.  His background (which included time spent at the Clairol Salon Division) can be seen in more detail at: http://www.laitmon.com.  He will focus on growing the CTG distribution network and product usage among varying classes of trade.

On March 24, 2005, the Corporation launched its new website at http://www.current-technology.com.

Recognizing the importance of the spa sector, during May the Corporation joined forces with Trent and Company Inc, a New York public relations firm specializing in this rapidly growing industry.  Amongst other clients, Trent represents Reed Exhibitions promoters of the Spa & Resort/Medical Spa Expo and Conference.  Following Trent's advice, the Corporation introduced CosmeticTrichoGenesis at the spa show on May 22-23 at the Jacob K. Javits Convention Center, New York City.  Trent's introductions resulted in the Corporation being interviewed by media including television, radio, newspapers and magazines.  The first coverage was released  May 27 in Women's Wear Daily. In light of the foregoing, the Corporation terminated its contract with Media First.  In addition, the Corporation introduced CosmeticTrichoGenesis to propective distributors and end users.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

Current Technology's equipment is operating in 13 countries and believes at least four new markets will be opened in Asia including Thailand, Malaysia, Hong Kong and Korea.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and  determined that the quality systems maintained by Current Technology and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the "CE Marking of Conformity" to its ETG Mark 1 medical device.

Successful completion of the CE Medical Mark fulfils a pre-condition to shipment of units to various parts of the world.  Local requirements on a country by country basis must still be met and these requirements often result in shipment delays particularly for a new product introduction, but obtaining the CE Medical Mark is an important first step.  In addition, as previously mentioned, approval to market ETG as a medical device has been obtained in Singapore and Thailand.

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first qurater of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

ISO 13485:2003.  Implemented last year and mandatory by March 2006, this is the highest standard issued for medical devices.  The Corporation recently received a copy of the certificate which was issued on April 15, 2005 and is valid until February 25, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2003 through March 31, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

	2005			2004		2003
Canadian Dollars	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	150,745	178,896	10,408	50,204	94,933	44,156	39,988	58,824
Operating loss	302,399	706,518	438,744	364,108	249,718	208,242	277,103	235,176
Net loss	302,399	706,518	438,744	364,108	249,718	209,860	277,103	235,176

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately equal to the combined revenues for 2003 and 2002, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2005, particularly revenue in the United States and Asia, however, quarter by quarter comparisons in 2005 will probably remain less than meaningful.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

LIQUIDITY

The Corporation incurred a net loss of $302,399 during the quarter ended March 31, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $34,599,322 at March 31, 2005. On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to notes 5 and 6 to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States and Asia are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 - 100  units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate by the end of 2005.

CAPITAL RESOURCES

Share Capital:  During period the Corporation issued 6,949,766 shares for $420,218 as the convertible promissory note was converted to equity.

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -

- Conversion of promissory note	6,949,766	420,218

Balance, ending	67,190,023	$32,875,359

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

During the period, the Corporation received US$90,000 for the private placement of 720,000 units. Subsequent to March 31, 2005, the Corporation received US$50,000 for the private placement of 400,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $767,889 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation's property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$76,592

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Quarter End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition or disposition.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note (see note 5 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to March 31, 2005 (.8267).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $74,107 to March 31, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.  On March 31, 2005 the value was C$12,096.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 67,190,0237 common shares and no preference shares outstanding on March 31, 2005.

Warrants:  The following warrants were outstanding on March 31, 2005.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 31, 2006

564,600

US

$0.05

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

3

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

3

October 11, 2006

80,000

US

$0.50

January 9,

 2007

2,000,000

US

$0.25

  3,4

January 9, 2007

2,980,000

US

$0.10  1,3,4

January 9, 2007

179,167

US

$0.15

3,4

January 9, 2007

1,600,000

US

$0.50

3,4

January 9, 2007

6,949,766

US

$0.05

     3,4

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,437,696

US

$0.20

July

 15, 2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

2,3

1

US$0.05 up to and including February 7, 2006

2

The expiry date is the later of January 2, 2010 and the date that is one year and five business days  after the debt is paid in full.

3

These warrants have a cashless exercise provision

4

The expiry date is the later of January 9, 2007 and the date that is one year and five business days  after the debt is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

Stock Options:  The following stock options were outstanding March 31, 2005.

Number

Expiry Date

of Shares

Option Price

February 7, 2006

3,170,000

US   $0.05

December 20, 2006

200,000

US   $0.05

September 6, 2007

275,000

US $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

July 25, 2008

100,000

US   $0.30

September 30, 2009

150,000

US   $0.30*

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

50,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

* 2004 Stock Option and Stock Bonus Plan

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.  Options outstanding under the Plan at March 31, 2005 were as follows:

Number

Expiry Date

of Shares

Option Price

September 30, 2009

500,000

US   $0.30* (1)

December 23, 2009

200,000

US   $0.25* (2)

* Vesting period are as follows:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

1)   50,000 on each of September 30, 2004; December 31, 2004; March 31, 2005; June 30,  2005; September 30, 2005; December 31, 2005; March 31, 2006; June 30, 2006; and 100,000 on September 30, 2006.

2)   50,000 on each of March 31, 2005; June 30, 2005; September 30, 2005; and December 31, 2005.

Note:    A total of 200,000 of the foregoing options were vested on March 31, 2005.

Date:  May 27, 2005.

Current Technology Corporation

May 30, 2005

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report March 31, 2005

We confirm that the following material was sent by pre-paid mail on May 30, 2005  to all shareholders on our supplemental mail list as maintained by Computershare Trust Company of Canada:

Quarterly Report March 31, 2005 / Interim Financial Statements for the three months ended March 31, 2005 and Management's Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

"Robert K. Kramer"

Chief Executive Officer and Director

Suite 1430, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.currentech.com

Form 52-109FT1

Certification of INTERIM Filings during Transition Period

I, George Chen, CFO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  May 27, 2005

   "George Chen"                     _

George Chen

CFO and Director

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Robert Kramer, President, CEO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  May 27, 2005

 " Robert Kramer"                     _

Robert Kramer

President, CEO and Director